SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A and Class B units

(Title of Class of Securities)

None

(CUSIP Number)

Dentons Davis Brown PC

Attn: Bill Hanigan

215 Tenth Street, Suite 1300

Des Moines, IA 50309

515-288-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Granite Falls Energy, LLC 41-1997390
2.	Check the Appropriate Box if a Member of a Group
(a)

(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,475,824*
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,475,824*
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,475,824*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.65%*
14.	Type of Reporting Person 00 (LLC)

*See Item 5 of this Schedule 13D.

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Project Viking, L.L.C. 25-1922419
2.	Check the Appropriate Box if a Member of a Group

(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,420,949*
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,420,949*
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,420,949*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.58%*
14.	Type of Reporting Person 00 (LLC)

*See Item 5 of this Schedule 13D.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to the beneficial ownership by the Reporting Persons of the units representing interests of Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Issuer”) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2008, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010, Amendment No. 2 filed with the Securities and Exchange Commission on December 3, 2010, Amendment No. 3 filed with the Securities Exchange Commission on May 25, 2011, Amendment

No. 4 filed with the Securities Exchange Commission on August 12, 2013, Amendment No. 5 filed with the Securities Exchange Commission on March 7, 2017, and Amendment No. 6 filed with the Securities and Exchange Commission on April 4, 2017. The original Schedule 13D and all amendments thereto are collectively referred to as the “Schedule 13D”.

This Amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. Pursuant to this Amendment, the items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Except as set forth in this Amendment, Schedule 13D is not being amended and remains in full force. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in Schedule 13D.

Pursuant to this Amendment, Item 2, Item 3. Item 4, Item 5, Item 6, and Item 7 are hereby amended as follows:

Item 2.Identity and Background.

The Reporting Persons hereby restate the disclosures contained in Item 2 of the Schedule 13D, which are hereby incorporated by reference.  The disclosure in Item 2 is hereby amended as follows:

●	Schedule A incorporated by reference in Item 2 is hereby replaced in its entirety by the Schedule A hereto, and incorporated herein. Schedule A is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Granite Falls Energy, LLC (collectively, the “Schedule A Persons”), in each case as of the date hereof.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons or Schedule B Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons or Schedule B Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the Merger Agreement (as defined below), Granite Falls Energy, LLC expects the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 7 (which Item 4 is incorporated herein by reference) will consist of a combination of a long-term revolving loan and a term note from Granite Falls Energy, LLC’s lender as described in Item 4.

Item 4.Purpose of Transaction.

The Reporting Persons hereby restate the disclosures contained in Item 4 of the Schedule 13D, which are hereby incorporated by reference.  The disclosure in Item 4 is hereby supplemented by adding the following at the end thereof:

Merger Agreement

On March 24, 2021, the Issuer entered into a Merger Agreement and Plan of Merger (the “Merger Agreement”) with Granite Falls Energy, LLC, a Minnesota limited liability company (“GFE”), and Granite Heron Merger Sub, LLC, a Minnesota limited liability company and a wholly owned subsidiary of GFE (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of GFE (the “Merger”).

The primary purpose of this transaction is to maximize our members’ return on their investments in the Company and reduce the risk that the Company will be forced to cease operations or seek bankruptcy protection due to potential loan covenant violations. The Company experienced significant net losses during the past year due to several factors, including elevated corn prices, the breakdown of our ethanol plant’s boiler, and reduced demand for ethanol due to the COVID-19 pandemic.  Due to these net losses, the Company has violated certain loan covenants related to working capital and net worth ratio, for which the Company has obtained waivers from its lender. The Company was in violation of such loan covenants as of October 31, 2020, and January 31, 2021. As a result of these loan covenant violations, the Company’s auditor reported that as of January 31, 2021, there was substantial doubt about the Company’s ability to continue operating as a going concern. Due to improved market conditions and operating efficiency, Company was in compliance with its debt covenants on April 30, 2021. However, it possible that the Company will incur future instances of loan covenant violations and it is possible that the Company’s lender will not provide a waiver for such violations. Future loan covenant violations would allow the Company’s lender to accelerate certain loans and designate a substantial portion of the Company’s debt due and payable. If the Company’s loans became due and payable, there is a substantial risk the Company would lack the cash on hand, borrowing capacity, and cash flows to repay the debt, and if this were to occur, the Company could be forced to cease operations or seek bankruptcy protection. If the Company were forced to cease operations or seek bankruptcy protection, our members could lose all or a substantial portion of their investment in the Company.

GFE currently owns approximately 50.65% of the Issuer’s units. Under the terms of the Merger Agreement, at the effective time of the Merger, GFE will acquire the remainder of the units (the “Minority Ownership Interest”), which comprises of 38,456,283 Class A units. The purchase price for the entire Minority Ownership Interest is $14,000,000.00 in cash payable at the closing of the Merger. Each issued and outstanding unit of the Minority Ownership Interest will be canceled and converted into the right to receive $0.36405 per unit. (the “Merger Consideration”). The units of the Issuer held by GFE immediately prior closing of Merger shall be cancelled with no consideration issued to GFE. GFE will emerge from the transaction as the sole owner of the Issuer. As the sole owner of the Issuer, GFE may eliminate the Issuer’s board of governors altogether, and directly manage the Issuer.

Upon closing of the Merger, the Issuer intends to file a Certification and Notice of Termination of Registration with the SEC, which will allow the Issuer to operate without its securities being registered under the Securities Exchange Act of 1934, as amended. Upon termination of the Issuer’s SEC registration, the Issuer will no longer be required to file quarterly and annual reports with the SEC. GFE, which will become the Issuer’s sole owner upon closing of the Merger, will continue to be registered with the SEC and will continue to file required SEC reports after completion of the Merger.

GFE expects to finance the Merger with a loan from its lender, which GFE expects will include a long-term revolving loan and a term note. The terms and conditions of a loan agreement to finance the Merger have not been agreed upon. Completion of the Merger is subject to GFE’s receipt of cash proceeds to finance the Merger on terms satisfactory to GFE.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain conditions, including, among others: (i) approval of the Merger by a majority in interest of the Minority Ownership Interest at a special meeting of the Issuer’s members; (ii) consent of GFE’s and Issuer’s lender; (iii) GFE’s receipt of cash proceeds from financing transactions to finance the Merger on terms satisfactory to GFE; (iv) GFE’s receipt of an opinion by its tax advisor that the structure of the Merger has no materially adverse tax consequences to GFE; (v) the receipt of regulatory approval on terms reasonably satisfactory to GFE; and (vi) the receipt of any third-party consents required to consummate the Merger.

The Merger Agreement provides for certain termination rights for both GFE and the Issuer, including in the event that (i) the Merger is not approved by the majority in interest of the Minority Ownership Interest at the special member meeting, (ii) the Merger is not consummated by 5:00 p.m. CT on July 31, 2021 due solely to either lack of regulatory or lender consent, or (iii) GFE and Issuer mutually agree to terminate the Merger Agreement.

Pursuant to the Merger Agreement, GFE and Issuer release, acquit, and discharge each other and all related parties from all claims, including, all liabilities, obligations, claims, litigation, actions, causes of action, suits, proceedings, executions, judgments, demands, damages, losses, duties, debts, dues, accounts, fees, costs, expenses and penalties, and agree not to initiate, maintain, prosecute or continue to maintain or prosecute any action, suit or proceeding, or seek to enforce any right or claim against the other or its related parties.

Pursuant to the Merger Agreement, the Issuer and GFE intend but are not required to complete the Merger within five (5) business days of the of the members of the Issuer voting to adopt the Merger Agreement, subject to the receipt of regulatory approval. The exact closing date has not been set and may change depending on the ability to obtain regulatory approval and other factors.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit P to this Amendment No. 7 and incorporated herein by reference into this Item 4. The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about GFE, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of GFE, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by GFE and the Issuer. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the information statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of GFE and the Issuer make with the SEC.

Governors Voting Agreement

On March 24, 2021, concurrent with the execution of the Merger Agreement, GFE and the governors of the Issuer elected by the Minority Ownership Interest (the “Minority Interest Governors”) executed a voting agreement (the “Governors Voting Agreement”). The Issuer’s Minority Interest Governors included Mike Kunerth, Doug Schmitz, Dave Woestehoff, and Robert Ferguson. The execution of the Governors Voting Agreement was a condition of the Issuer’s willingness to enter into the Merger Agreement.

Pursuant to the Governors Voting Agreement, the Minority Interest Governors agreed to vote all of their units in favor of approving the Merger Agreement and any transactions contemplated thereby, and agreed to vote all their units and against any proposal, transaction or agreement that could impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger. The Minority Interest Governors agreed to recommend the members of the Issuer vote in favor of the Merger Agreement and any transactions contemplated thereby, and against any proposals, transactions, or agreements to the contrary. Further, the Minority Interest Governors agreed appoint the Issuer and any designee of the Issuer as their proxy for the purposes of voting on the proposed Merger agreement and to revoke all prior proxies.

Additionally, pursuant to the Governors Voting Agreement, the Minority Interest Governors agreed that during the term of said agreement they will not directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of any units of the Issuer.

The foregoing summary describes the material provisions of the Governors Voting Agreement. The descriptions of the Governors Voting Agreement in this summary are not complete and are qualified in its entirety by reference to the full text of the Governors Voting Agreement, a copy of which is filed as Exhibit R to this Amendment No. 7 and incorporated herein by reference into this Item 4. The rights and obligations of the parties are governed by the express terms of the Governors Voting Agreement and not by this summary or any other information contained in this Amendment. Capitalized terms in this section but not defined in this Item have the meaning ascribed to such terms in the Governors Voting Agreement.

GFE Voting Agreement

On March 24, 2021, concurrent with the execution of the Merger Agreement, GFE and Issuer executed a voting agreement (the “GFE Voting Agreement”). The execution of the GFE Voting Agreement was a condition of the Issuer’s willingness to enter into the Merger Agreement.

Pursuant to the GFE Voting Agreement, GFE agreed to vote all of its units in the Issuer in favor of approving the Merger Agreement and any transactions contemplated thereby, and agreed to vote all their units and against any proposal, transaction or agreement that could impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger. Further, GFE agreed appoint the Issuer and any designee of the Issuer as its proxy for the purposes of voting on the proposed Merger agreement and to revoke all prior proxies.

Additionally, pursuant to the GFE Voting Agreement, GFE agreed that during the term of said agreement it will not directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of any units of the Issuer.

The foregoing summary describes the material provisions of the GFE Voting Agreement. The descriptions of the GFE Voting Agreement in this summary are not complete and are qualified in its entirety by reference to the full text of the GFE Voting Agreement, a copy of which is filed as Exhibit S to this Amendment No. 7 and incorporated herein by reference into this Item 4. The rights and obligations of the parties are governed by the express terms of the GFE Voting Agreement and not by this summary or any other information contained in this Amendment. Capitalized terms in this section but not defined in this Item have the meaning ascribed to such terms in the GFE Voting Agreement.

Item 5.Interest in Securities of the Issuer.

(a) - (b)The Reporting Persons, collectively, beneficially own the following units of the Issuer as of June 28, 2021:

Class of Units	Aggregate Number Owned	Percentage of Class
Class A Units	24,475,824	38.89%
Class B Units	15,000,000	100.00%
Total Units	39,475,824	50.65%

Project Viking, L.L.C. (“Project Viking”) may be deemed to beneficially own and share the power to vote, direct the vote, dispose or direct the disposition of the 39,420,949 units, comprised of 24,420,949 Class A units and 15,000,000 Class B units of the Issuer, that are beneficially and directly owned by Project Viking.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act, GFE may be deemed to beneficially own and have the sole power to vote, direct the vote, dispose or direct the disposition of the 54,875 Class A units beneficially and directly owned by GFE and the 39,420,949 units beneficially and directly owned by Project Viking by virtue of being the sole holder of 100% of the membership interests of Project Viking.

All information regarding percentage ownership of the Issuer’s units set forth in this Amendment is based on 77,932,107 units of the Issuer issued and outstanding as of June 28,  2021 consisting of 62,932,107 Class A units and 15,000,000 Class B units, as reported in the Issuer’s in its Form 10-Q for the quarterly period ended April 30, 2021 and filed with the Securities and Exchange Commission on June 14, 2021.

The individual governors and executive officers of the Reporting Persons disclaim beneficial ownership of the units that are, or may be deemed to be, beneficially owned by the Reporting Persons.  This report shall not be construed as an admission that such persons are the beneficial owners of such units for any purpose.

(c)  The Reporting Persons have not effected any transactions with respect to the units of the Issuer within the past 60 days.

(d)No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information provided or incorporated by reference into Item 4 of this Amendment No. 7 is hereby incorporated by reference into this Item 6.

Item 7.Material to be Filed as Exhibits.

Exhibit P:Agreement and Plan of Merger

Exhibit Q:Term Sheet

Exhibit R:Governors Voting Agreement

Exhibit S:GFE Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  June 28, 2021

Granite Falls Energy, LLC

By:/s/ Stacie Schuler

Its: Chief Financial Officer

Project Viking, L.L.C.

By:/s/ Paul Enstad

Its:Chairman

Schedule A

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Granite Falls Energy, LLC. Except as provided below, the country of citizenship of each governor and executive officer is the United States of America.  The business address of each director and executive officer is c/o Granite Falls Energy, LLC, 15045 Highway 23 S.E., Granite Falls, Minnesota 56241. The Address of HLBE is 91246 390th Avenue Heron Lake, Minnesota 56137.

Governors:

Name	Principal Occupation or Employment
Paul Enstad	Chairman and Governor of GFE and HLBE; farmer
Rodney Wilkison	Vice Chairman and Governor of GFE and HLBE; financial consultant, Wilkison Consulting Service, 117 Savannah Heights Blvd., Lynd, MN 56157.
Dean Buesing	Secretary and Governor of GFE; Governor of HLBE; farmer; president of Buesing Farms, Inc., 5027 Hwy. 67, Granite Falls, MN 56241.
Leslie Bergquist

Governor of GFE and alternate governor of HLBE; farm manager for Fagen Farms, LLP, P.O. Box D, Granite Falls, MN 56241; consultant for Bergquist Consulting Corp., 141 Skyline Drive Granite Falls, MN 56241.

David Forkrud	Governor of GFE; retired; part-time employee of Farmer’s Co-op Oil Co., 461 2nd Ave W, Echo, MN 56237.
Sherry Jean Larson	Governor of GFE; senior vice president and controller for Independent Community Bankers of America, 518 Lincoln Rd., Sauk Centre, MN 56378.
Kenton Johnson	Governor of GFE; Governor of HLBE; farmer; chief executive officer of Prairie View Farms, Inc., 5347 270th Ave. P.O. Box 56, Granite Falls, MN 56241.
Bruce LaVigne

Governor of GFE; Managing Director of Red Lake Resources, Ltd., president of Boundary Waters Land and Timber, Limited, and Chief Executive Officer of Secluded Properties Limited, that address for all of which is P.O. Box 597, Ranier, MN 56668. Mr. Lavigne has dual citizenship in the United States and Canada.

Robin Spaude	Governor of GFE; Governor of HLBE; retired.
Martin Seifert	Alternate Governor of GFE and HLBE; lobbyist with Flaherty and Hood, P.A., 525 Park St., St. Paul, MN 55103.

Executive Officers:

Name	Principal Occupation or Employment
Jeffrey Oestmann	Chief Executive Officer and General Manager of GFE and HLBE
Stacie Schuler	Chief Financial Officer of GFE and HLBE